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February 12, 2013

Mr. Mark P. Shuman
Branch Chief – Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Net Element International, Inc.
Post-Effective Amendment No. 1 on Form S-3, filed January 22, 2013, to Registration Statement on Form S-4 (File No. 333-182076)

Dear Mr. Shuman:

On behalf of our client, Net Element International, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated January 25, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-4 (File No. 333-182076) (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 22, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Post-Effective Amendment No. 2 to the Registration Statement (the “Post-Effective Amendment”), reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Post-Effective Amendment that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement, as amended.

[Remainder of Page Intentionally Blank]

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON
SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Mr. Mark P. Shuman February 12, 2013 Page 2

1.	You seek to register offers and sales of the common stock upon the exercise of warrants that were issued in a private placement. Please provide us with your analysis of why registration of the issuance transactions regarding those shares is consistent with applicable legal requirements, given that the offering of the shares underlying these warrants commenced as an unregistered offering. Please address Section 5(c) of the Securities Act of 1933.

In response to the Staff’s Comment No. 2 below, the Company has removed from the Post-Effective Amendment the registration of the Sponsor Warrants and the shares of common stock of the Company issuable upon exercise of such Sponsor Warrants.

The Public Warrants were issued as part of the initial public offering of Cazador Acquisition Corporation Ltd., a blank check company incorporated as a Cayman Islands exempted company and the predecessor to the Company (“Cazador”). On October 2, 2012, Cazador effected a domestication under Section 388 of the General Corporation Law of the State of Delaware and a migration under Cayman Islands law, pursuant to which Cazador’s jurisdiction of incorporation was changed from the Cayman Islands to the State of Delaware. In connection therewith, the Company registered with the Commission, pursuant to the Registration Statement, the automatic conversion of the Public Warrants and the shares of common stock of the Company underlying such Public Warrants. The Post-Effective Amendment is being filed in order to maintain the effectiveness of the Registration Statement to the extent that the Registration Statement pertains to the shares of Common Stock issuable upon exercise of the Public Warrants.

Because the Public Warrants were issued in connection with Cazador’s initial public offering and the automatic conversion of such Public Warrants in the above-referenced domestication was registered pursuant to the Registration Statement, the Company believes it is permissible to register the offers and sales of the common stock issuable upon the exercise of such Public Warrants under the Securities Act of 1933, as amended.

2.	You seek to add offers and sales of 4.34 million warrants and underlying shares to this post-effective amendment. Please provide your analysis as to how you may register these transactions in securities for the first time by means of a post-effective amendment. Specifically address Rule 413 of the Securities Act of 1933 in your analysis.

The Company has considered the Staff’s comment and has removed from the Post-Effective Amendment the registration of the 4,340,000 Sponsor Warrants and the shares of common stock of the Company issuable upon exercise of such Sponsor Warrants.

3.	You have not incorporated by reference all of the documents required by Item 12 of Form S-3. Please revise to do so.

Changes in response to the Staff’s Comment have been made on page 17 of the Post-Effective Amendment.

******

Mr. Mark P. Shuman February 12, 2013 Page 3

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely,

/s/ Yvan-Claude Pierre, Esq.
Yvan-Claude Pierre, Esq.
Reed Smith LLP

cc:	Francesco Piovanetti
Net Element International, Inc.